

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 5, 2023**
> **CIK No.: 0001939365**

Dear Kimball Carr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

Draft Registration Statement on Form S-1

Prospectus Summary
Summary of Risk Factors, page 6

1. We acknowledge your revised disclosures in response to prior comment 4. Please further expand your third bullet to explain that neither Mr. Carr nor Mr. Keiser will be obligated to devote any specific portion of their time exclusively to you, as you clarify later in your prospectus.

The sale or availability for sale. . ., page 24

2.   We acknowledge your revised disclosure in response to prior comment 7. However, your revised disclosure refers to the controlling voting percentage to be 57.4%, but your disclosures elsewhere in the prospectus indicate that the controlling ownership (after taking into account class B shares) is 90.5%. Please revise to clarify. Similarly, please revise the heading of your second risk factor on page 23 to explain that the voting control held by your directors and officers and their affiliates to be 90.5%, or advise.

Selling Stockholders, page 28

3.   We acknowledge your revised disclosures in response to prior comment 8. Please revise to include a footnote identifying the individual with voting and investment power for Ontario LTD. Please also revise to clarify footnotes 3 and 4 on page 31 regarding whether the distributions by Star Circle Advisory and Wilderness Trace have already occurred and the shares of Class B common stock are currently held directly by Messrs. Carr and Keiser.

4.   We note your response and revised disclosures in response to prior comment 9, including your statement that the number of shares outstanding only contemplate shares outstanding as of the date of the prospectus. However, as your revised disclosures now state that the secondary offering is conditioned upon the successful completion of the primary underwritten offering, please ensure that you state the number of shares that will be outstanding after the primary offering. In addition, with reference to Item 507 of Regulation S-K, for each selling stockholder, including Dragon Dynamic and Target Capital, disclose the nature of any position, office, or other material relationship with you or any of your predecessors or affiliates within the past three years.

5.   We also note that you have not yet included the number of shares to be offered by many of the listed selling stockholders. Please revise your disclosure to provide all the information required by Item 507 of Regulation S-K, including the amount to be offered for each selling stockholder. In addition, we note your statements on pages 28 and 32 indicating that the selling stockholders may include various transferees. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to the registration statement. Please revise your disclosures as appropriate. For guidance, please refer to Rule 430B and Regulation S-K CD&I 140.03.

Use of Proceeds, page 33

6.   We note that your response to our prior comment 10 states that you have not entered into any signed acquisition agreements or letters of intent with such forecasted acquisition targets. We also note your disclosure that you have two additional locations under contract. Please either reconcile your disclosure with your response, or, as previously stated, identify the businesses to be acquired and provide a brief description of such

businesses.

Summary of Results of Operations, page 40

7. We note your response to comment 11. It continues to remain unclear what additional factors aside from acquisitions led to material changes from period to period in your results from operations. For example, you disclose that service revenue increased $3,837,424 for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. You then note that the increase in service revenue was driven primarily by acquisitions of animal hospitals and clinics completed during the nine months ended September 2022 which contributed service revenue of $2,486,152 for the nine months ended September 30, 2022. You note that the remaining increase of $1,351,272 is for the acquisitions of animal hospitals and clinics completed during the year ended 2021 and then also refer to a slight decrease in the daily volume of services as well as price increases. Please quantify the extent to which other factors such as the decrease in volume and price increases also contributed to material changes in revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Our Business, page 52

8. We note your revised disclosures in response to prior comment 14. However, please further revise your prospectus disclosures as appropriate to ensure that your description of your business reflects your current business. For example, we note that you previously disclosed that Pony Express is a mixed animal practice that also serves horses. However, your disclosures elsewhere in your prospectus, including on pages 1, 6 and 37 have not been updated to reflect your current business and do not adequately reflect your completed acquisition of this practice. We also note that the Pony Express real estate is not appropriately included in your discussion of your properties. Please also ensure that you make other appropriate updates to the description of your business, as it currently exists, including the number of employees.

Executive and Director Compensation, page 67

9. Please update your compensation disclosure for your recently completed fiscal year ended December 31, 2022. For guidance, refer to Item 402 of Regulation S-K and Regulation S-K C&DI 117.05.

Financial Statements, page F-1

10. We note your response to comment 19. We note that you determined that Kauai Veterinary Clinic is the predecessor entity; however do not believe the inclusion of audited predecessor financial statements in the Registration Statement would be meaningful. Please submit a formal waiver request to the Division of Corporation Finance's Office of Chief Accountant.
    See https://www.sec.gov/forms/corp_fin_noaction?#no-back.

11.   We note your response to comment 20. Your response indicates that you relied upon the guidance in SAB Topic 1.J in determining that additional financial statements of acquisitions did not need to be provided pursuant to Rule 8-04 of Regulation S-X as well as corresponding pro forma financial information. Please provide us with your detailed application of the guidance of SAB Topic 1.J which led to this determination. As outlined in SAB Topic 1.J, there are specific conditions that must be met in order to omit pre-acquisition audited financial statements of acquirees from a registration statement which include the following:
   - the combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 9 months may not exceed 10%;
   - the combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 21 months may not exceed 20%; and
   - the combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 33 months may not exceed 40%.

We also remind you that these significance tests should be applied to pro forma financial statements, prepared in a manner consistent with Article 11 of Regulation S-X with the pro forma balance sheet being as of the date of your latest balance sheet included in the registration statement and the pro forma statement of operations being for the most recent fiscal year included in the registration statement.

12.   We note your response to comment 21. You continue to present gross profit on page F-18. Please revise as necessary.

Item 15. Recent Sales of Unregistered Securities, page II-2

13.   You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for any of these transactions.

14.   We note your revised disclosures in response to prior comment 23 and re-issue.

Exhibits

15.   We note your response to our prior comment 24. Please revise the below:

   - We note that several of the linked exhibits do not actually match the associated titles in the Exhibit Index. Please ensure that every linked exhibit in the Exhibit Index actually matches the corresponding titles. For example, revise the titles of Exhibits 10.4, 10.5, 10.6, 10.17 and 10.18 to specify the agreement and the agreement exhibit that these exhibits represent;
   - We also note that Exhibit B from Exhibit 10.1 Form of Note Purchase Agreement has been omitted from the exhibit. Please revise to attach Exhibit B to Exhibit 10.1; and
   - Please file Exhibit 10.8, Notice and Consent to Modification and Confirmation of Guaranty by Guarantor, dated February 17, 2021, in a text searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

In addition, we note that you may redact private information such as bank account numbers pursuant to Item 601(a)(6). However, if any information is redacted in accordance with Item 601(b)(10)(iv), you must also follow all the procedures set forth in such section.

You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Joe Laxague, Esq.